July 7, 2010

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the fiscal year ended December 31, 2009
filed February 26, 2010
Form 8-K filed February 4, 2010
Definitive proxy statement on Schedule 14A filed April 15, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
File No. 0-21229

Dear Mr. O’Brien:

I am writing in response to your letter of June 22, 2010. For the staff’s convenience, I have repeated each of the staff’s comments in italics before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 4 – Acquisitions and Divestitures, page 44

1.

We note your response to comment 9 in our letter dated March 25, 2010, and comment 1 in our letter dated May 27, 2010, in which you believe you have made all significant disclosures under ASC 805-10-50. Based on your disclosures in Note 4, we note that you acquired MedServ, Inc. on or after November 30, 2009, for total consideration of $182.5M, of which $4.2M was allocated to the assets you are required to divest. This allocation leaves $178.3M for the remainder for the business, which is 10% of 2008 assets. Please provide us with an explanation as to how you determined disclosures other than the consideration paid and the required divestment were not needed for this acquisition. As part of this explanation, please provide us with your purchase price allocation for the MedServ, Inc. acquisition. Please also provide us with the pro forma revenues and net income for fiscal year 2009 contemplated by ASC 805-10-50-2.h. (paragraph 68.r. of SFAS 141R). Given the significant number of acquisitions, there is a concern that the existing disclosures do not enable investors to fully understand the impact of such transactions on the asset and liability balances reflected on your Balance Sheets. Consequently, this impairs an ability to assess your accounts receivable account variances in relation to the corresponding revenue variances. It appears that expanded disclosures may be useful in your future filings consistent with the guidance in Instruction 4 to Item 303(A) of Regulation S-K, and ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50.

Response:

Although we agree that the acquisition of MedServe resulted in an increase to our assets of approximately 10% when compared to our December 2008 balance sheet, we reviewed additional operational factors to determine the materiality of the acquisition in relation to our business as a whole.  MedServe’s revenues for 2008 were $35.6 million, or just 3.3% of our revenues for 2008, while its net income for 2008 was a loss of $8.3 million.  The 2009 pro forma financial information for MedServe indicated revenues of $38.0 million and a net income loss of $3.7 million.  The pro forma net income excludes MedServe expenses related to the acquisition and includes additional annual amortization expense based on our preliminary valuation of intangibles.  In light of these operational factors, it remains our belief that the MedServe acquisition was not individually material to Stericycle in overall terms.

The following is the preliminary allocation of the $182.5 million purchase price for the MedServe acquisition as of December 31, 2009:

 (in thousands)

Purchase price

$

182,500

Accounts receivable

5,200

Deferred tax asset

16,000

Other current assets

1,900

Property, plant and equipment

8,600

Intangible - Customer relations

13,800

Intangible - Permits

6,900

Intangible - Covenants not to compete

6,000

Goodwill

136,600

Other long-term assets

500

Assets to be divested

4,200

Accounts payable

(3,100)

Accruals

(3,500)

Deferred tax liabilities

(10,500)

Other long-term liabilities

(100)

Because none of our acquisitions during 2009 was individually material, our acquisition disclosures have been made on an aggregate basis. These disclosures are found in the following locations in our Form 10-K for the year ended December 31, 2009 and our Form 10-Q for the quarter ended March 31, 2010:

•

Amounts and composition of consideration (Note 4 to the consolidated financial statements included in our Form 10-K and Note 2 to the condensed consolidated financial statements included in our Form 10-Q)

•

Aggregate goodwill from acquisitions (Note 10 to the financial statements included in our Form 10-K and Notes 2 and 11 to the financial statements included in our Form 10-Q)

•

Aggregate acquired goodwill by reportable segment (Note 10 to the financial statements included in our Form 10-K and Note 11 to the financial statements included in our Form 10-Q)

•

Aggregate acquired intangibles (Note 10 to the financial statements included in our Form 10-K and Note 2 to the financial statements included in our Form 10-Q)

•

Acquired intangibles by category (Note 10 to the financial statements included in our Form 10-K)

•

Amortization period of acquired intangibles (Note 10 to the financial statements included in our Form 10-K)

•

Allocation of purchase price to assets and liabilities (Note 2 to the financial statements included in our Form 10-Q)

•

Amount of acquired goodwill that is tax deductible (Note 4 to the financial statements included in our Form 10-K)

•

Amount of recognized acquisition-related expense (consolidated statements of income included in our Form 10-K and Form 10-Q)

In future filings, we will consolidate these various disclosures in the acquisitions note to our financial statements.  We will continue to evaluate each of our acquisitions to determine if they are individually material and to provide the disclosures and information required by applicable SEC rules and regulations and ASC 805.

2.

In any period in which a material amount of goodwill is acquired, please identify the acquiree in MD&A and quantify the corresponding amount of goodwill recognized. A material amount of acquired goodwill would presumably be equivalent to an amount that would be reasonably likely to materially impact your operating results in event of subsequent impairment. See Section 501.02 of the Financial Reporting Codification and note for future filings.

Response:

Typically, the largest portion of the purchase price of each of our acquisitions is allocated to goodwill. In our MD&A in future filings, we will identify the purchased business and quantify the portion of the purchase price allocated to goodwill in the case of any individual acquisition in which a material amount of goodwill is acquired.

* * * * *

If you require any additional information or have any further questions, please advise me. My direct telephone number is (847) 607-2051.

Very truly yours,

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer

FtB/rdt

cc:

Ms. Tracey Houser, Staff Accountant